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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*
Covansys Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
22281W103 (CUSIP Number)
Franci J. Blassberg Debevoise & Plimpton 919 Third Avenue New York, NY 10022 (212) 909-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 26, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22281W103	13D	Page 2 of 15

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of the Above Person CDR-COOKIE Acquisition, L.L.C.

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 13,995,652
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 13,995,652

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,995,652

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 34.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 22281W103	13D	Page 3 of 15

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of the Above Person Clayton, Dubilier & Rice Fund VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 13,995,652
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 13,995,652

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,995,652

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 34.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 22281W103	13D	Page 4 of 15

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of the Above Person CD&R Associates VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 13,995,652
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 13,995,652

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,995,652

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 34.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 22281W103	13D	Page 5 of 15

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of the Above Person CD&R Investment Associates VI, Inc.

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 13,995,652
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 13,995,652

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,995,652

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 34.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 22281W103	13D	Page 6 of 15

Amendment No. 3 to
Statement on Schedule 13D

        This Amendment No. 3 to Statement on Schedule 13D, initially filed on May 1, 2000, amended on July 17, 2000 and amended on November 19, 2001 (as amended, the "Schedule 13D"), relates to the beneficial ownership of the voting convertible preferred stock, without par value (the "Preferred Stock"), of Covansys Corporation, a Michigan corporation (the "Company"), and the common stock, without par value (the "Common Stock"), of the Company. This Amendment is being filed on behalf of CDR-Cookie Acquisition, L.L.C. ("CDR") and the other reporting persons (together with CDR, the "Reporting Persons") identified on the cover pages of this Amendment. Capitalized terms used herein without definition are used as defined in the Schedule 13D. Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 2.    Identity and Background.

        Item 2 is hereby amended and restated in its entirety as follows:

          (a) Reference is made to Row 1 of the cover pages for the names of the Reporting Persons.

        The following persons are directors or executive officers of each of CDR:

    Kevin J. Conway
    David H. Wasserman
    Tobias Gondorf

        The following persons are directors or executive officers of CD&R Investment Associates VI, Inc. ("Associates VI, Inc."):

    B. Charles Ames
    Michael G. Babiarz
    Kevin J. Conway
    Bruno Deschamps
    Donald J. Gogel
    Theresa A. Gore
    Thomas E. Ireland
    Ned C. Lautenbach
    David A. Novak
    Roberto Quarta
    Joseph L. Rice, III
    James W. Rogers
    Richard J. Schnall

CUSIP No. 22281W103	13D	Page 7 of 15

    George W. Tamke
    David H. Wasserman

        (b)   The business address for each of the following persons listed in Item 2 is c/o Clayton Dubilier and Rice, Inc., 375 Park Avenue, New York, New York 10152: Messrs. Ames, Babiarz, Conway, Gogel, Ireland, Lautenbach, Rice, Rogers, Schnall, Tamke and Wasserman and Ms. Gore.

        The business address for Messrs. Deschamps, Gondorf, Novak and Quarta is c/o Clayton, Dubilier & Rice Limited, 55 Grosvenor Street, London England, W1K 3HY.

        The business address for each of the following persons listed in Item 2 is located at 1403 Foulk Road, Suite 106, Wilmington, DE 19803: Clayton, Dubilier & Rice Fund VI Limited Partnership ("Fund VI"), CD&R Associates VI Limited Partnership ("Associates VI"), Associates VI, Inc., and CDR.

        (c)   CDR is a Delaware limited liability company organized by Fund VI for the purpose of making an equity investment in the Company.

        Fund VI is a private investment fund.

        Associates VI is the general partner of each of Fund VI.

        Associates VI, Inc. is the general partner of Associates VI.

        Messrs. Ames, Babiarz, Conway, Gogel, Ireland, Lautenbach, Rice, Rogers, Schnall, Tamke and Wasserman and Ms. Gore are executive employees of Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th Floor, New York, New York 10152.

        Messrs. Deschamps, Gondorf, Novak and Quarta are executive employees of Clayton, Dubilier & Rice Limited and of Clayton, Dubilier & Rice International, Inc.

        (d)   and (e) None of the persons or entities with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        (f)    Mr. Deschamps Mackenzie is a citizen of France. Mr. Gondorf is a citizen of Germany. Mr. Quarta is a citizen of Italy and the United States. All other natural persons listed in this Item 2 are citizens of the United States. Fund VI, Associates VI and Associates VI, Inc. are organized under the laws of the Cayman Islands. CDR is organized under the laws of Delaware.

CUSIP No. 22281W103	13D	Page 8 of 15

Item 4.    Purpose of Transaction.

        Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

        On October 9, 2002, Mr. Martin C. Clague was appointed chief executive officer of the Company upon the resignation from that position of Ned C. Lautenbach.

        CDR has entered into a Recapitalization Agreement, dated as of April26, 2004 (the "Recapitalization Agreement"), with the Company, in which CDR will exchange all of its existing Company holdings, consisting of (a) 200,000 shares of the Company's Series A Voting Convertible Preferred Stock, (b) warrants to acquire 3.5 million shares of the Company's Common Stock at an exercise price of $25 per share and (c) warrants to acquire 1.8 million shares of the Company's Common Stock at an exercise price of $31 per share, for consideration consisting of (w) $180 million of cash, (x) two million shares of the Company's Common Stock, (y) a $15 million subordinated note due December 31, 2005, and (z) five-year warrants to purchase an aggregate of five million shares of the Company's Common Stock with a strike price of $18 per share.

        Upon the closing of the transactions contemplated by the Recapitalization Agreement, CDR will have the right to designate one member of the Board of Directors of the Company until the earlier of (a) the date on which CDR and its affiliates own less than 1 million shares of Common Stock and (b) the three year anniversary of the closing of the transactions contemplated by the Recapitalization Agreement. Under the Recapitalization Agreement, for so long as CDR and its affiliates own directly or indirectly at least one million shares of Common Stock, and there is no nominee of CDR or its affiliates then serving as a director of the Company, CDR will have the right to designate one person to attend meetings of the Board of Directors of the Company as a non-voting observer.

        CDR has also entered into a Consent and Termination Agreement, dated as of April 26, 2004, with Rajendra B. Vattikuti and The Rajendra B. Vattikuti Trust, established pursuant to the Second Amendment and Restatement of Revocable Living Trust Agreement, dated as of February 1, 1995 (the "Consent and Termination Agreement"), to, among other things, terminate the Voting Agreement, dated March 17, 2000, by and among Rajendra B. Vattikuti, The Rajendra B. Vattikuti Trust, CDR and CDR-Cookie Acquisition VI-A, L.L.C. upon the closing of the transactions contemplated by the Recapitalization Agreement.

        As of April 26, 2004, Fidelity Information Services, Inc., an Arkansas corporation ("FIS"), entered into a Stock Purchase Agreement with the Company pursuant to which the Company will issue FIS approximately 8.7 million shares of Common Stock at a price of approximately $104.4 million and four tranches of warrants, each of one million additional shares of the Company's Common Stock priced at between $15 and $24. FIS will also purchase approximately 2.3 million shares of the Company's Common Stock from Rajendra B. Vattikuti.

CUSIP No. 22281W103	13D	Page 9 of 15

        Under the Recapitalization Agreement, CDR has agreed that it and its affiliates from the closing of the transaction contemplated by the Recapitalization Agreement until the earliest of (a) the date that is five years after such closing, (b) the date FIS and its affiliates no longer beneficially own (as defined in Rule 13d-3 and 13d-5 under the Act) more than 10% of the outstanding shares of any class of capital stock of the Company which are entitled to vote generally in the election of directors, and (c) CDR and its affiliates not owning at least one million shares of Common Stock:

          (i)    with respect to any proposal submitted to the Company's shareholders regarding the election of directors, will vote all Common Stock which they have the right to vote in favor of the nominees designated by the Company's directors other than the directors designated by FIS and its affiliates, Rajendra B. Vattikuti and his affiliates, and CDR and its affiliates (the "Public Directors");

          (ii)   with respect to any proposal to amend the Company's Articles of Incorporation or Bylaws, will vote all Common Stock which they have the right to vote against any such proposal that has not been approved by a majority of the Public Directors;

          (iii)  will not, and will cause its affiliates not to, call, or support (by way of giving a proxy or written consent) any person in seeking to call, any special meeting of the Company's shareholders;

          (iv)  will not, and will cause its affiliates not to, seek or vote to remove or support (by way of giving a proxy or written consent) any person in seeking to remove, without cause, any member or members of the Board of Directors of the Company;

          (v)   will not solicit, obtain, hold or vote the written proxies of any other shareholders of the Company;

          (vi)  will not enter into any binding agreement, arrangement or understanding with any other person jointly to take or cause such other person to take any action which would, if done by CDR or its affiliates, result in a violation of clauses (iii), (iv) or (v) above; and

          (vii) will not publicly announce that it is seeking a waiver of any of the provisions of the clauses (i) through (vi) above.

        Upon the closing of the transactions contemplated under the Recapitalization Agreement, CDR, FIS and the Company will enter into a registration rights agreement, in the form attached as Exhibit C to the Recapitalization Agreement, granting CDR and FIS certain demand and piggy-back registration rights with respect to the Common Stock and the exercise of the warrants to acquire shares of the Company's Common Stock held by CDR and FIS.

CUSIP No. 22281W103	13D	Page 10 of 15

Item 5.    Interest in Securities of the Issuer.

        Item 5(i) is hereby amended and restated in its entirety as follows:

        (a)(i) CDR is the direct beneficial owner of 13,995,652 shares of Common Stock (on and as-converted and as-exercised basis), representing approximately 34.3% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of March 31, 2004.

        Item 5(c) is hereby amended and supplemented by adding the following at the end thereof:

        The additional response to Item 4 appearing above, the Recapitalization Agreement and the Consent and Termination Agreement filed herewith are incorporated herein by reference in response to this Item 5.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

        The additional response to Item 4 appearing above, the Recapitalization Agreement and the Consent and Termination Agreement filed herewith are incorporated herein by reference in response to this Item 6.

Item 7.    Material to Be Filed as Exhibits.

        Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

        Exhibit 8    Recapitalization Agreement, dated as of April 26, 2004, between CDR and the Company.

        Exhibit 9    Consent and Termination Agreement, dated as of April 26, 2004, among Rajendra B. Vattikuti, The Rajendra B. Vattikuti Trust, established pursuant to the Second Amendment and Restatement of Revocable Living Trust Agreement, dated as of February 1, 1995, and CDR.

CUSIP No. 22281W103	13D	Page 11 of 15

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2004

CDR-COOKIE ACQUISITION, L.L.C.
By:	/s/ David H. Wasserman Name: David H. Wasserman Title: Executive Vice President

CUSIP No. 22281W103	13D	Page 12 of 15

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2004

CLAYTON, DUBILIER & RICE FUND VI LIMITED PARTNERSHIP
By:	CD&R Associates VI Limited Partnership, its general partner
	By:	CD&R Investment Associates VI, Inc., its managing general partner
		By:	/s/ Joseph L. Rice, III Name: Joseph L. Rice, III Title: Chairman

CUSIP No. 22281W103	13D	Page 13 of 15

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2004

CD&R ASSOCIATES VI LIMITED PARTNERSHIP
By:	CD&R Investment Associates VI, Inc., its managing general partner
	By:	/s/ Joseph L. Rice, III Name: Joseph L. Rice, III Title: Chairman

CUSIP No. 22281W103	13D	Page 14 of 15

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2004

CD&R INVESTMENT ASSOCIATES VI, INC.
By:	/s/ Joseph L. Rice, III Name: Joseph L. Rice, III Title: Chairman

CUSIP No. 22281W103	13D	Page 15 of 15

EXHIBIT INDEX

Exhibit No.	Description
8.	Recapitalization Agreement, dated as of April 26, 2004, between CDR-Cookie Acquisition, L.L.C. and the Company.
9.
Consent and Termination Agreement, dated as of April 26, 2004, among Rajendra B. Vattikuti, The Rajendra B. Vattikuti Trust, established pursuant to the Second Amendment and Restatement of Revocable Living Trust Agreement, dated as of February 1, 1995, and CDR-Cookie Acquisition, L.L.C.

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Amendment No. 3 to Statement on Schedule 13D
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EXHIBIT INDEX